Exhibit 16.1

April 18, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read Item 4.01 of Form 8-K dated April 12, 2022 of Moving iMage Technologies, Inc. (the Company) and are in agreement with the statements contained in the first, second, third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with the statement in the sixth paragraph.

Regarding the Company’s statement concerning the lack of internal control to prepare financial statements included in the fourth paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the Company’s fiscal year 2021 annual consolidated financial statements.

Very truly yours,

/s/ CohnReznick LLP